SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN CEMENT S. À R.L.
(formerly Seavon Holding S. à r.l.)
Société à responsabilité limitée
A company organized and existing under the laws of Luxembourg
Registered office: L-5365 Münsbach,
9 Parc d’ Activité Syrdall, City of Münsbach,
Grand Duchy of Luxembourg

(OFFEROR)

A company entirely indirectly held by

Companhia Siderúrgica Nacional
Public Company
A company organized and existing under the laws of Brazil
Registered Office: Rua São José no. 20 - Grupo 1602, Centro,
Rio de Janeiro - RJ, Brazil

     PROSPECTUS FOR A GENERAL AND VOLUNTARY TAKEOVER BID
TO ACQUIRE 672,000,000 ORDINARY DEMATERIALIZED REGISTERED SHARES,
IN THE PAR VALUE OF 1 EURO EACH,
REPRESENTING THE ENTIRE SHARE CAPITAL IN

CIMPOR – CIMENTOS DE PORTUGAL, SGPS, S.A.
Public Company
Registered office: Rua Alexandre Herculano, no. 35, Lisbon
Share capital: € 672,000,000.00
Corporation number 500 722 900
Registered with the Commercial Registry of Lisbon

(TARGET COMPANY)

ORGANIZATION
Banco Espírito Santo de Investimento, S.A.

Published on 27 January 2010

NOTICE TO US SHAREHOLDERS

The Offer is made for the securities of a Portuguese company. The Offer is subject to the disclosure requirements of Portugal that are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the US Federal Securities Laws, since the issuer is located in Portugal, and some or all of its officers and directors may be residents of Portugal. You may not be able to sue a Portuguese company or its officers or directors in a Portuguese Court for violations of the US Securities Laws. It may be difficult to compel a Portuguese company and its affiliates to subject themselves to a US Court’s Judgement.

The following is a free translation to English of the Portuguese prospectus in relation to the Offer that was registered with the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) on 27 January 2010 (the “Portuguese Prospectus”).

CONTENTS

CHAPTER 0 - NOTICE / INTRODUCTION		6
0.1.	Summary of the characteristics of the Offer	6
0.2.	Effects of the Registration	8
CHAPTER 1- PARTIES RESPONSIBLE FOR THE INFORMATION IN THE
	PROSPECTUS	9
CHAPTER 2 – DESCRIPTION OF THE OFFER		11
2.1.	Amount and nature of the Offer	11
2.2.	Amount, nature and classes of securities subject to the Offer	11
2.3.	Consideration offered and its justification	11
	2.3.1. Value of the consideration	11
	2.3.2. Justification of the consideration	12
2.4.	Form of payment of the consideration	14
2.5.	Bond or guarantee for the consideration	14
2.6.	Modality of the Offer	16
	2.6.1. Effectiveness conditions	16
	2.6.2. Assumptions underlying the decision to launch the Offer	20
	2.6.3. Costs of disposal of the Shares within the Offer	23
	2.6.4. Tax System	23
2.7.	Assistance	29
2.8.	Purposes of the acquisition	30
2.9.	Acceptance declarations	35
2.10.	Result of the Offer	35
CHAPTER 3 – INFORMATION ON THE OFFEROR, SHAREHOLDINGS AND
	AGREEMENTS	37
3.1.	Identity of the Offeror	37
3.2.	Attribution of voting rights	43
3.3.	Shareholdings of the Offeror in capital in the Target Company	51
3.4.	Voting rights and shareholdings of the Target Company in the Offeror	51
3.5.	Shareholders’ agreements	51
3.6.	Agreements executed with members of the Target Company’s corporate bodies	52
3.7.	Representative for market relations	52
CHAPTER 4 - OTHER INFORMATION		53
APPENDIX I		55

DEFINITIONS

Unless the context otherwise requires, where used in this Prospectus the following terms shall have the meanings as specified for each of them hereinafter:

“BES Investimento”	Banco Espírito Santo de Investimento, S.A., with registered office at Rua Alexandre Herculano, number 38, in Lisbon, with a share capital of € 180,000,000 (one hundred and eighty million euros) corporation number 501 385 932, registered with the Commercial Registry of Lisbon;

“CIRC”	the Portuguese Corporate Tax Code (Código do Imposto sobre o Rendimento das Pessoas Colectivas), as approved by Decree-Law no. 442-B/88 of 30 November 1988, and republished by Decree-Law no. 159/2009 of 13 July 2009, as currently amended;

“CIRS”	the Portuguese Income Tax Code (Código do Imposto sobre o Rendimento das Pessoas Singulares), as approved by Decree-Law no. 442-A/88 of 30 November 1988, as currently amended;

“CMVM”	the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários);

“CSN” or “Companhia Siderúrgica Nacional”	Companhia Siderúrgica Nacional, public company, a company organized and existing under the laws of Brazil with registered office at Rua São José, no. 20 – Grupo 1602, Centro, Rio de Janeiro – RJ, Brazil, which is the parent company of the CSN Group;

“CSN Group”	the corporate group composed of Companhia Siderúrgica Nacional and the companies in a control or group relationship with CSN, among which the Offeror is included;

“Date of the Preliminary Announcement”	18 December 2009;

“EBF”	the Portuguese Tax Benefit Regulation (Estatuto dos Benefícios Fiscais), as approved by Decree-Law no. 215/89 of 1 July 1989 and republished by Decree-Law no. 108/2008 of 26 June 2008, as currently amended;

“EUR”, “Euro” & “€”	the legal currency in the European Union countries that adopted the single currency under the European Union Treaty;

“Euronext Lisbon”	Euronext Lisbon - Sociedade Gestora de Mercados Regulamentados, S.A.;

“Interbolsa”	Interbolsa - Sociedade Gestora de Sistemas de Liquidação e de Sistemas Centralizados de Valores Mobiliários, S.A.;

“IRC”	the Portuguese Corporate Tax (Imposto sobre o Rendimento das Pessoas Colectivas);

“IRS”	the Portuguese Income Tax (Imposto sobre o Rendimento das Pessoas Singulares);

“Offer” or “OPA”	the general voluntary takeover bid to acquire 672,000,000 ordinary dematerialized registered shares representing the entire share capital in CIMPOR, in the par value of € 1 each, to which this Prospectus refers;

“Offeror” or “CSN CEMENT”	CSN CEMENT S. À R.L. (formerly Seavon Holding, S. à r.l.), a company organized and existing under the Laws of Luxembourg, with registered office at L-5365 Münsbach, 9 Parc d’ Activité Syrdall, City of Münsbach, Grand Duchy of Luxembourg;

“Prospectus”	this prospectus for the Offer;

“PSC”	the Portuguese Securities Code (Código dos Valores Mobiliários), as approved by Decree- Law no. 486/99 of 13 November 1999, and republished by Decree-Law no. 357-A/2007 of 31 October 2007, as currently amended;

“Share” or “Shares”	the ordinary dematerialized registered shares representing the entire share capital in CIMPOR - CIMENTOS DE PORTUGAL, SGPS, S.A. in the par value of € 1 each;

“Target Company” or “CIMPOR”	CIMPOR – CIMENTOS DE PORTUGAL, SGPS, S.A., a public company with registered office at Rua Alexandre Herculano, number 35, Lisbon, with a share capital of € 672,000,000 (six hundred and seventy-two million euros), corporation number 500 722 900, registered with the Commercial Registry of Lisbon.

CHAPTER 0 - NOTICE / INTRODUCTION

0.1. Summary of the characteristics of the Offer

The Offeror is CSN Cement S. à r.l. (formerly Seavon Holding S. à r.l.), a company organized and existing under the Laws of Luxembourg, with registered office at L-5365 Münsbach, 9 Parc d’ Activité Syrdall, City of Münsbach, Grand Duchy of Luxembourg, a company entirely indirectly held by CSN. For additional information on the Offeror, please see chapter 3.1. hereof.

The Target Company is CIMPOR – CIMENTOS DE PORTUGAL, SGPS, S. A., a public company with registered office at Rua Alexandre Herculano, number 35, Lisbon, corporation number 500 722 900, registered with the Commercial Registry of Lisbon, with a share capital of € 672,000,000 (six hundred and seventy-two million euros), represented by 672,000,000 (six hundred and seventy-two million) ordinary dematerialized registered shares in the unit par value of € 1 (one euro).

This Offer is general and voluntary, and it is aimed at 100% of the Shares representing the share capital in the Target Company. Any Shares that are fully paid up, together with all rights pertaining thereto and free of any encumbrance or charge may be subject to acceptance.

The consideration offered is € 5.75 (five euros and seventy-five cents) per Share, to be paid in cash. The Offer’s physical and financial settlement will occur in the 3rd (third) business day following the date of the Stock Exchange Special Session intended to assess the Offer’s results pursuant to Interbolsa Regulation no. 3/2004 and as established on the Notice of the Special Session of Euronext Lisbon. The date anticipated for the assessment and disclosure of the results of the Offer is the February 18Th, 2010.

Under paragraph 1(a) and paragraph 2 of article 189 of the PSC, the Offeror shall benefit from derogation of the duty to launch a takeover bid in the event of success of the Offer, since it is a general offer and on the date hereof complies with all requirements on minimum consideration as provided for under article 188 of the PSC for mandatory offers. In case these assumptions are confirmed, and provided that neither the Offeror nor the entities in a relationship with the Offeror as provided for under article 20-1 of the PSC acquire any Shares at a price above the consideration offered until the end of the Offer term, the CMVM shall issue the statement referred to in paragraph 2 of article 189 of the PSC, upon application by the Offeror, subsequently to the Offer.

Offer’s effectiveness conditions

The Offer is conditional upon the acquisition by the Offeror, within the Offer, of a number of Shares that, when added to the Shares that may eventually be acquired outside the Offer by the Offeror, CSN and/or companies in a control or group relationship with the same, regardless of the location of the respective registered office, represent at least 50% of the share capital in CIMPOR plus one share.

According to the Preliminary Announcement, the launching of the Offer was subject to obtaining the approvals and administrative authorizations required under Portuguese law or any applicable foreign law, notably the non-opposition from competition authorities. On 26 January 2010 the Offeror, through an addendum to the Preliminary Announcement made public on the same date, clarified that the competition authorities relevant for the purposes of this condition are the following: European Commission, Rekabet Kurumu (Turkish Competition Authority), Ministry of Commerce of the People’s Republic of China and South African Competition Commission, the competition authorities for the European Union, Turkey, People’s Republic of China and South Africa, respectively. However, and considering that neither CSN nor the Offeror operate in the cement industry, with the exception of a small business in Brazil, which represents less than 1% of the market share in that country, we do not foresee any difficulty in obtaining all the abovementioned anti-trust clearances. In this light, the Offeror hereby withdraws such condition.

As further described in Chapter 2.6.1 hereunder, it is expected that, except as regards the decision of the European Commission (pending of which this Offer is being made pursuant to paragraph 2 of article 7 of Regulation (EC) no. 139/2004 of the Council of 20 January 2004, on the control of concentrations between undertakings), any unfavourable decision by an authority will, according to the Offeror’s understanding, be limited to the imposition of conditions on the acquisition, orders to dispose of assets or the decision of the invalidity of the transaction, always in accordance with the limitations applicable as to the range of such measures under the law of the relevant country, as further described below, and in compliance with the applicable jurisdictional and territorial limits. On the other hand, CSN also considered in its analysis the possibility of being subject to fines and the Offeror assumed such risk. In any case, should any penalties be applied to the Offeror, CSN or CIMPOR, in accordance with the applicable law, merely and exclusively as a result of the successful conclusion of the Offer prior to obtaining all the abovementioned anti-trust clearances, CSN and the Offeror will take the responsibility for such penalties.

The Offeror draws attention to the risk that the failure to obtain all the authorizations deemed necessary in accordance with the applicable law, despite not being expected according to CSN and the Offeror’s understanding, as further described in Chapter 2.6.1 hereunder, may cause the imposition of the disposal of CIMPOR’s assets and/or the imposition of conditions that may adversely affect the activities of CIMPOR and of the companies with it in a control or group relationship, as it may be decided by the competent authorities.

Offer Term

The term of the Offer shall take place between 8:30 a.m. of the January 28th, 2010 and 3:00 p.m. of the February 17th, 2010, and the relevant sale orders may be received up to the end of this term. Under article 183-2 of the PSC, the CMVM, on its own initiative or at the Offeror’s request, may extend the Offer in the event of revision, launching of a competing offer or where the safeguard of the interests of the addressees so justifies.

0.2. Effects of the Registration

The Offer was subject to prior registration with the CMVM, on 27 January 2010, under no. 9178.

Under the provisions of paragraphs 6 and 7 of article 118 of the PSC, “the registration of the takeover bid shall imply the approval of the relevant prospectus and shall be based on legal criteria” and “the approval of the prospectus and the registration shall not involve any warranty as to the content of the information, the economic or financial status of the offeror, the issuer or the guarantor, the viability of the offer or the quality of the securities.”

The financial intermediary responsible for rendering assistance services to the Offeror in relation to the preparation, launching and implementation of the Offer pursuant to article 113-1(b) and article 337-2 of the PSC is Banco Espírito Santo de Investimento, S.A., with registered office at Rua Alexandre Herculano, no. 38, in Lisbon, corporation number 501 385 932, registered with the Commercial Registry of Lisbon, with a fully subscribed for and paid up share capital of € 180,000,000 (one hundred and eighty million euros).

CHAPTER 1- PARTIES RESPONSIBLE FOR THE INFORMATION IN THE PROSPECTUS

The form and content of this Prospectus comply with the PSC, the provisions of CMVM Regulation no. 3/2006 and other applicable legislation.

Under the provisions of article 149 of the PSC, the persons and entities hereinafter shall be liable for any damage caused by any non-conformity of the content of this Prospectus with the provisions of articles 7 and 135 of the PSC on the date of its publication, unless evidence is provided that they acted without fault.

- The Offeror: CSN Cement S. à r.l.;

- The members of CSN CEMENT Board of Directors:

Paulo Penido Pinto Marques
Enéas Garcia Diniz
Alberto Monteiro de Queiroz Netto

- The members of CSN Board of Directors:

Chairman:	Benjamin Steinbruch
Vice-Chairman:	Jacks Rabinovich
Antonio Francisco dos Santos
Gilberto Sayão da Silva
Fernando Perrone
Dionísio Dias Carneiro Netto
Yoshiaki Nakano

- The members of CSN Board of Executive Officers:

Chief Executive Officer:	Benjamin Steinbruch
Enéas Garcia Diniz
Paulo Penido Pinto Marques
Alberto Monteiro de Queiroz Netto
José Taragano

- CSN’s independent auditors: KPMG Auditores Independentes, with code 00418-9 with the Brazilian Securities Commission, represented by Anselmo Neves Macedo, CPF (number of registration as physical person) 033.169.788 -28, the entity responsible for auditing CSN’s financial statements for the financial years 2007 and 2008.1

___________________________________________
1 The Offeror has no supervisory body or independent auditor since, in accordance with Luxembourg law, there is no requirement to appoint such corporate bodies, except in certain situations which currently do not apply to CSN CEMENT. Likewise, the Supervisory Board of CSN does not exist on a permanent basis since it is set up only for the financial years where there is a shareholders’ request.

- The financial intermediary responsible for assisting the Offer: Banco Espírito Santo de Investimento, S.A.

Under article 149-2 of the PSC, fault shall be appraised in accordance with high standards of professional diligence.

Under article 149-3 of the PSC, the liability of the abovementioned parties shall be excluded if any such parties provide evidence that the addressee was or should be aware of the deficiency in the content of the Prospectus on the day on which such addressee issued its declaration of acceptance of the Offer, or at a time when the revocation of the acceptance was still possible.

By virtue of the provisions of article 150(a) of the PSC, the Offeror shall be liable, regardless of fault, in the event of liability of the members of its management bodies or of Banco Espírito Santo de Investimento, S.A., in its capacity as financial intermediary responsible for the assistance to the Offer.

CHAPTER 2 – DESCRIPTION OF THE OFFER

2.1. Amount and nature of the Offer

The Offer is general and voluntary, and it is aimed at 100% of the Shares issued by CIMPOR.

2.2. Amount, nature and classes of securities subject to the Offer

The securities subject to this Offer are up to 672,000,000 (six hundred and seventy-two million) ordinary dematerialized registered Shares, in the unit par value of € 1 (one euro), that are fully paid up, with all rights pertaining thereto and free of any encumbrance or charge.

The Offer, and notably its acceptance by non-residents in Portugal, may be affected by the laws applicable in the relevant jurisdiction. Any person who is a non-resident in Portugal must obtain all information and make sure of compliance with any applicable requirements. The Offeror undertakes to acquire all the Shares that are duly disposed of within the Offer and that obey the terms and conditions provided for under this Prospectus.

To the best of the Offeror’s knowledge, there are no other securities issued by the Target Company that should be subject to this Offer pursuant to article 187-1 of the PSC.

2.3. Consideration offered and its justification

2.3.1. Value of the consideration

The consideration offered is € 5.75 (five euros and seventy-five cents) for each Share, to be paid in cash.

2.3.2. Justification of the consideration

Premium to Historical Performance

The consideration offered represents a premium to the historical performance of CIMPOR’s shares on Euronext Lisbon prior to the Date of the Preliminary Announcement as presented below:

Consideration Premium to the Share's Historical Performance
	€/Share	Premium
Consideration Offered	5.750
Closing Price as of December 17th 2009	5.465	5.2%
Volume-Weighted Average Price for the Last 12 Months	4.645	23.8%
Volume-Weighted Average Price for the Last 6 Months	5.299	8.5%
Volume-Weighted Average Price for the Last Month	5.208	10.4%

Even though the Offer is not a mandatory takeover bid, as of the launching date the consideration offered complies with the requirements of article 188 of the PSC, notably for the purposes of article 189-1(a) of the PSC, since it is higher than the volume-weighted average price of the Shares on Euronext Lisbon during the six months prior to the Date of the Preliminary Announcement.

To the best of the Offeror’s knowledge, the Offeror and the entities in a relationship with the Offeror as provided for under article 20-1 of the PSC have not acquired any Shares during the six months prior to the Date of the Preliminary Announcement, nor have they acquired any Shares following the Date of the Preliminary Announcement at a higher price than the consideration offered.

Therefore, pursuant to article 189-1(a) and 189-2 of the PSC, the Offeror shall benefit from derogation of the duty to launch a takeover bid in the event of success of the Offer and provided that neither the Offeror nor the entities in a relationship with the Offeror as provided for under article 20-1 of the PSC acquire any Shares at a price above the consideration offered until the end of the Offer term, since the Offer is general and on the date hereof complies with all requirements on minimum consideration as provided for under article 188 of the PSC for mandatory takeover bids.

Premium to Industry Multiples

CIMPOR’s valuation multiple implied in the consideration offered is higher than multiples of comparable worldwide cement companies, as presented in the following table:

Consideration Implied Premium to Comparable Companies' Market	EV / EBITDA
Multiple (EV/EBITDA)	2008	2009 E	2010 E	2011 E

Adjusted Average EV / EBITDA Multiple for Comparable Companies (1)	7.0x	8.4x	7.6x	6.8x
EV / EBITDA Implied Multiple for the Consideration Offered	9.9x	9.5x	8.9x	8.2x
Implied Premium for the Consideration Offered (x)	2.8x	1.1x	1.3x	1.5x
Implied Premium for the Consideration Offered (%)	41%	13%	17%	22%

(1) Average excluding sample extreme values, i.e., maximum and minimum values.
Note: Used formulas, used comparable companies and methodology in Appendix I.

Premium to Industry’s Comparable Transactions’ Multiples

The Offer’s implied multiple is higher than the adjusted average of the cement industry’s comparable transactions of the last 10 years, as presented in the following table:

Consideration Implied Premium to Comparable Transactions' Multiple	EV / EBITDA
(EV/EBITDA)	Historical
Adjusted Average EV / EBITDA Hist. Multiple of Comparable Transactions (1)	9.5x
EV / EBITDA08 Implied Multiple for the Consideration Offered	9.9x
Implied Premium for the Consideration Offered (x)	0.4x
Implied Premium for the Consideration Offered (%)	4%

(1) Average excluding sample extreme values, i.e., maximum and minimum values.
Note: Used formulas, used comparable companies and methodology in Appendix I.

Book Value per Share

It should also be given notice that book value per Share (adjusted for treasury shares) is significantly lower than the consideration offered.

CIMPOR - Book Value per share
	Sep-09 (1)	Dec-08
Book Value of Shareholders' Equity (€ Million)	1,810	1,616
N. of Shares (excluding treasury shares)	664,025,413	663,523,168
Adjusted Book Value per share (€/share)	2.73	2.44

(1) Non audited.

2.4. Form of payment of the consideration

The Offer consideration shall be paid in cash, and the relevant settlement shall occur on the 3rd (third) business day following the day of the Stock Exchange Special Session intended to assess the Offer’s results pursuant to Interbolsa Regulation no. 3/2004 and as established on the Notice of the Special Session of Euronext Lisbon. The date anticipated for the assessment and disclosure of the results of the Offer is the February 18th, 2010.

2.5. Bond or guarantee for the consideration

The total consideration is assured in accordance with article 177-2 of the PSC with an Undertaking to Pay issued by a banking syndicate which is composed by Banco Itaú BBA S.A., Banco Bradesco, S.A. and Banco do Brasil, S.A. (“Banking Syndicate”).

The Undertaking to Pay is assumed on the basis of a Facility Agreement entered into between the referred Banking Syndicate and CSN (“Facility Agreement”), described in section 2.8 below.

Pursuant to the Undertaking to Pay, each of the members of the Banking Syndicate has severally, unconditionally and irrevocably undertaken to the addressees of the Offer, to use, up to the maximum amount of its commitment, the funds it made available to CSN under the Facility Agreement and relevant implementing documentation, to the extent needed, to pay, on behalf and for the account of the Offeror, pro-rata to their commitments, the consideration due to shareholders that have accepted the Offer, by delivering such funds to BES Investimento, which has agreed to apply the funds towards the financial settlement of the Offer.

In the event of a breach of their respective obligations, the members of the Banking Syndicate in breach, in the name and on behalf of the Offeror and up to the limit of their relevant commitments, undertake to pay, directly to, and at the first demand from, any shareholder that has accepted the Offer, the amount of the unsettled consideration due for the tendered shares identified in a certificate issued by the relevant financial intermediary (the expenses due for the issue of these certificates are borne by the Offeror), without contesting the validity of the requests submitted, nor opposing any means of defence related with their mutual contractual relations, with BES Investimento or with the Offeror.

On the other hand, in the event of a breach of its obligations, BES Investimento, in the name and on behalf of the Offeror, undertakes to pay, directly to, and at the first demand from, any shareholder that has accepted the Offer, the amount of the unsettled consideration due for the tendered shares identified in a certificate issued by the relevant financial intermediary (the expenses due for the issue of these certificates are borne by the Offeror), without contesting the validity of the requests submitted, nor opposing any means of defence related with their mutual contractual relations, with the Banking Syndicate or with the Offeror.

The CMVM shall inform the market of the undertakings of each of the members of the Banking Syndicate and of BES Investimento vis-à-vis the acceptants of the Offer in the event that full settlement does not occur on its due date.

For the purposes of the preceding paragraphs, the financial intermediaries in the name and on behalf of their respective clients which have accepted the Offer and have not received full settlement of their consideration should deliver their relevant requests (delivering the declaration referred to above confirming the acceptance of the Offer and the number of shares to be sold by those acceptants) with the BES Investimento, which will transmit the referred requests to the breaching banks pro-rata to their breaches as disclosed by the CMVM.

The Undertaking to Pay is subject to Portuguese Law and any conflicts or litigation between the addressees of the Offer, on the one hand, and the Banking Syndicate and/or BES Investimento, on the other hand, will be subject to Portuguese courts. The commitments and obligations of the Banking Syndicate and BES Investimento pursuant to the Undertaking to Pay, in relation to the addressees of the Offer, will not be valid beyond 364 days from the date of the issuance of the Undertaking to Pay that is dated 19 January 2010.

2.6. Modality of the Offer

2.6.1. Effectiveness conditions

Without prejudice to what is described hereinafter, the Offer is conditional upon the acquisition by the Offeror, within the Offer, of a number of Shares that, when added to the Shares that may eventually be acquired outside the Offer by the Offeror, CSN and/or companies in a control or group relationship with the same, regardless of the location of the respective registered office, represent at least 50% of the share capital in CIMPOR plus one share.

According to the Preliminary Announcement, the launching of the Offer was subject to obtaining the approvals and administrative authorizations required under Portuguese law or any applicable foreign law, notably the non-opposition from competition authorities. On 26 January 2010 the Offeror, through an addendum to the Preliminary Announcement made public on the same date, clarified that the competition authorities relevant for the purposes of this condition are the following: European Commission, Rekabet Kurumu (Turkish Competition Authority), Ministry of Commerce of the People’s Republic of China and South African Competition Commission, the competition authorities for the European Union, Turkey, People’s Republic of China and South Africa, respectively. However, and considering that neither CSN nor the Offeror operate in the cement industry, with the exception of a small business in Brazil, which represents less than 1% of the market share in that country, we do not foresee any difficulty in obtaining all the abovementioned anti-trust clearances. In this light, the Offeror hereby withdraws such condition.

In fact, following the assessment of the applicable law in several jurisdictions where CIMPOR operates, the Offeror concluded that it should file the transaction with the four abovementioned competition authorities.

In this context, a pre-notification of the transaction was filed before the European Commission on 4 January 2010 and the final notification was filed on 14 January 2010. The deadline for decision by the European Commission ends on 18 February. In Turkey the notification was made on 6 January 2010 and in China and South Africa pre-notifications were filed on 6 and 7 January 2010, respectively. On 25 January 2010, the Ministry of Commerce of the People’s Republic of China informed CSN that the notification to such authority had been considered complete and that the review period had started running as from that date.

Nonetheless, since the Offeror is now withdrawing such condition, these proceedings do not prevent the conclusion of the Offer.

The timings for the review of the filings by the competent authorities may vary greatly due to the specific features of each case, notably considering the cooperation that may be provided or not by the Target Company.

It is expected that, except as regards the decision of the European Commission (pending of which this Offer is being made pursuant to paragraph 2 of article 7 of Regulation (EC) no. 139/2004 of the Council of 20 January 2004, on the control of concentrations between undertakings), any unfavourable decision by an authority will, according to the Offeror’s understanding, be limited to the imposition of conditions on the acquisition, orders to dispose of assets or the decision of the invalidity of the transaction, always in accordance with the limitations applicable as to the range of such measures under the law of the relevant country, as further described below, and in compliance with the applicable jurisdictional and territorial limits. On the other hand, CSN also considered in its analysis the possibility of being subject to fines and the Offeror assumed such risk. In any case, should any penalties be applied to the Offeror, CSN or CIMPOR, in accordance with the applicable law, merely and exclusively as a result of the successful conclusion of the Offer prior to obtaining all the abovementioned anti-trust clearances, CSN and the Offeror will take the responsibility for such penalties.

In the European Union, in accordance with Regulation (EC) no. 139/2004, a concentration of community dimension can not be implemented either before its notification or until it has been declared compatible with the common market.

Nevertheless, this provision does not prevent the implementation of a public bid for securities admitted to trading, provided that: (a) the concentration is notified to the Commission without delay, and (b) the acquirer does not exercise the voting rights attached to the securities in question until a final declaration of compatibility of the transaction with the common market is issued or does so before such a decision is issued only to maintain the full value of its investments based on a derogation granted by the Commission.

Should the transaction be already implemented when the Commission decides not to give clearance to the concentration, on the grounds that the same causes serious problems in terms of competition (which, according to the Offeror’s understanding, is not the case), the Commission may (a) require the undertakings concerned to dissolve the concentration, in particular through the disposal of all the shares or assets acquired and (b) order any other appropriate measure to ensure that the undertakings concerned dissolve the concentration or take other restorative measures as required in its decision.

Additionally, if the Commission does not clear the transaction, the Commission may apply, to the acquirer or the undertakings concerned, penalties of up to 10% of their worldwide turnover.

In Turkey, although the effectiveness of the transaction is considered suspended in accordance with the laws of Turkey during its assessment by the local authorities, it will become valid and fully effective once a clearance decision is issued.

Additionally, in case a transaction is implemented and the Turkish authorities decide not to clear it, such transaction shall be deemed null and void according to the laws of this jurisdiction, and the authority may impose penalties and measures to dissolve the concentration, but only if there are serious competition concerns, which according to the Offeror’s understanding, as referred to above, is not the case of the Offer.

Turkish anti-trust law further establishes (i) a general fine for anti-competitive behaviours, including concentrations that adversely affect competition (which, again, according to the Offeror’s understanding, is not the case of the Offer); and (ii) fines for gun-jumping and failure to notify. The highest fine applicable is 1/1000 of the parties’ turnover. In practical terms, in precedent cases the authority imposed this penalty based on the acquirer’s turnover or on the parties’ combined turnover, in the relevant Turkish market.

Chinese anti-trust law provides that, in case of failure to file, closing before clearance or closing prior to a decision of the authority not to clear the transaction, (i) the competition authority may require the divestment of the acquired business or other measures to unwind the transaction and (ii) apply penalties of up to RMB 500,000 (approximately EUR 50,000).

However, according to draft implementing rules of the Chinese anti-trust law, while the penalties mentioned in (ii) above may always be imposed, the measures of divestment of the acquired business and other measures to unwind the transaction may only be imposed if the transaction may exclude or restrict competition (if the transaction does not have any anti-competition effect, as it is the case of the Offer, the authorities may impose fines only).

According to the Offeror’s understanding and to the best of its knowledge, it is expectable that the Chinese authorities will follow similar criteria to those referred to above in case they assess the transaction before such draft implementing rules come into force.

Notwithstanding the foregoing, the current Chinese competition law has come into force only one year ago (approximately), and therefore an important number of precedents regarding its implementation by the Chinese authority are not yet available.

In South Africa, where a transaction has been implemented in contravention of the Competition Act, the Competition Tribunal may (a) order a party to divest shares, a shareholding or other assets it has acquired as a result of the transaction; or (b) declare void, according to the laws of South Africa, any provision of an agreement to which the transaction was subject.

However, in practical terms such measures should only be applied by the South-African authority if the relevant transaction raises competition concerns in the South African market, which, once more, according to the Offeror’s understanding, is not applicable to the Offer.

The Competition Act further establishes that the Competition Tribunal may impose an administrative penalty to the parties to a concentration which may not exceed 10% of the acquirer’s annual turnover in, into or from South Africa and its exports from South Africa during the firm’s preceding financial year.

Notwithstanding the foregoing, it should be stressed that, in accordance with Brazilian law and legal practice, the acquisition of CIMPOR by the Offeror shall be filed before the Board of Economic Defence (Conselho Administrativo de Defesa Econômica, “CADE”), within fifteen business days counting as from the formalization of the first binding document between the parties, i.e., according to the Offeror’s understanding, as from the definitive acceptance of the Offer at the Stock Exchange Special Session to assess the Offer’s results in which it is confirmed the satisfaction of the condition to which the Offer is subject (acquisition by the Offeror, within the Offer, of a number of Shares that, when added to the Shares that may eventually be acquired outside the Offer by the Offeror, CSN and/or companies in a control or group relationship with the same, regardless of the location of the respective registered office, represent at least 50% of the share capital in CIMPOR plus one share).

The Offeror draws attention to the risk that the failure to obtain all the authorizations deemed necessary in accordance with the applicable law, despite not being expected according to CSN and the Offeror’s understanding, as referred to above, may cause the imposition of the disposal of CIMPOR’s assets and/or the imposition of conditions that may adversely affect the activities of CIMPOR and of the companies with it in a control or group relationship, as it may be decided by the competent authorities.

The information included in this Prospectus corresponds to the understanding of the Offeror on the implications of the Offer on competition law issues, which resulted from a diligent assessment made by the Offeror and its legal advisors based on the applicable law in the jurisdictions referred to herein, the precedents to which they had access and the information available on the date on which this analysis was prepared, notably the information disclosed to the public on CIMPOR’s turnovers in each relevant country (and assuming that such turnovers correspond to the turnovers achieved in those countries calculated in accordance with the rules for calculating the turnover used by the relevant anti-trust authorities). However, the final outcome of the above described procedures depends on the final understanding of the anti-trust authorities that will conduct the different procedures and the Offeror may not ensure that the final outcome of those procedures will be what is described in this document.

2.6.2. Assumptions underlying the decision to launch the Offer

As provided for under article 128 of the PSC, the Offer may be modified or revoked by the Offeror, upon prior authorization by the CMVM to be requested in a reasonable time, in the event of an unpredictable material change to the circumstances on which, knowingly to the addressees, the decision to launch the Offer was based, thus exceeding the risks pertaining thereto. Please find hereinafter, notably for such purposes, the assumptions on which the Offeror based its decision to launch the Offer.

As mentioned on the Launching Announcement, the decision to launch the Offer was based on the assumption that, up to the end of the Offer term, no event shall occur with a material impact on the assets or the economic and financial position of the Target Company on a consolidated basis. The following are examples of situations that can have such an impact:

(a) Adoption of resolutions approving with regard to the Target Company or to the companies that are in a control or group relationship with the Target Company having their registered offices in Portugal or abroad:

(i) Any issue of shares, bonds or other securities granting the right to subscribe for or to acquire shares representing the share capital in the Target Company, or the issue of any such securities by companies that are in a control or group relationship CIMPOR in an amount exceeding € 50 million;
(ii) The winding up, conversion, merger or spin-off of CIMPOR or of companies in a control or group relationship in an amount exceeding € 50 million;
(iii) Any amendment to the by-laws of CIMPOR or of companies in a control or group relationship;
(iv) Any distribution of assets to shareholders by CIMPOR or companies in a control or group relationship, other than the annual distribution of dividends that are consistent in time and in amounts with the ordinary policy of such companies and taking into account the results of such companies in the relevant financial year;
(v) The redemption or termination by any other form of shares issued by CIMPOR or by companies in a control or group relationship;
(vi) The acquisition, disposal of or creation of any encumbrances on, as well as any promise to dispose of or to create any encumbrances on, the shares in CIMPOR, other than in compliance with obligations undertaken until the date hereof and of public knowledge;
(vii) The acquisition, disposal of or creation of any encumbrances on, as well as promise to acquire, to dispose of or to create encumbrances on, holdings in other companies in a value exceeding € 50 million, other than in compliance with obligations undertaken until the date hereof and of public knowledge;
(viii) The acquisition, disposal of or creation of encumbrances on, as well as promise to acquire, to dispose of or to create encumbrances on, assets in a value exceeding € 25 million in or by CIMPOR or in or by companies in a control or group relationship, including the ongoing business or ownership transfer, or the promise to transfer the ongoing business, ownership, use or operation of establishment(s) of companies in a control or group relationship, or undertaking commitments for the disposal or transfer of such assets, other than in compliance with obligations undertaken until the date hereof and of pubic knowledge.

(b) Filling up vacancies in the corporate bodies of CIMPOR or of companies in a control or group relationship without ensuring that removal of the designated members without just cause may occur by means of payment of a compensation which amount shall not exceed the corresponding yearly remuneration;

(c) The removal of other members of the corporate bodies of CIMPOR or of companies in a control or group relationship resulting in the payment of compensations in an amount higher than that of the corresponding remuneration not yet due up to the expiry of the respective term of office;

(d) Any increase in the overall remuneration of the members of each of the corporate bodies of CIMPOR or of companies in a control or group relationship for 2009 and the following years to an amount exceeding the overall remuneration of the members of those corporate bodies during 2008, other than an yearly increase of no more than 10 per cent;

(e) The doing of any acts and deeds by CIMPOR or by companies in a control or group relationship that are not within the management in the normal course or fail to comply with the neutrality duty of the management body as provided for under article 181-5 of the PSC;

(f) Any material adverse asset change not arising from the normal course of business to the position of CIMPOR or of companies in a control or group relationship in respect of the position evidenced on the relevant Management Reports and Accounts released for 31 December 2008 or, if available, for the latest half-year or quarter balance sheet released following said date;

(g) The disclosure of facts that may materially affect the valuation of the Shares but that had not been made public up to this date.

In addition, the decision to launch the Offer has been based on the assumption that, other than the information available in the accounting documentation of CIMPOR prior to the date hereof, there is no provision of any agreement, contract or other instrument to which CIMPOR or companies in a control or group relationship are a party pursuant to which, as a result of the launching of the Offer or of the Offeror’s acquisition or proposal to acquire all or part of the Shares, a material impact on the assets or the economic and financial position of the Target Company on a consolidated basis is produced. The following are examples of situations that can have such an impact:

(a) Any loan or debt of any company of the group of CIMPOR that is not yet immediately due, becomes due or may be declared as immediately due, or the ability of any of those companies to contract loans or debts is affected, with the exception of the change of control provisions included in the financing agreements entered into by CIMPOR or companies in a control or group relationship with CIMPOR described in the communication sent by the Target Company to the CMVM on 15 January 2010, and within its precise terms and limited to the information mentioned therein;

(b) Permitting the creation of (or rendering effective) any rights or encumbrances to the benefit of any third party over all or part of the business or assets of any company of the group of CIMPOR;

(c) Any agreement, right or obligation of any company of the group of CIMPOR terminates or is adversely modified or affected;

(d) The interest or the business of the Offeror, of companies in a control or group relationship with the Offeror or of a company of the group of CIMPOR in or with any person, firm, company or body respectively terminates or is materially adversely modified or affected.

The decision to launch the Offer was further based on the assumption that, up to the end of the Offer term, no event with an extraordinary adverse impact on the situation of the financial markets, both national and international, will occur.

The occurrence of any of the above mentioned situations may be considered as being subject to the legal framework of the unforeseen and substantial change of circumstances and the Offeror may, in such situation, within a reasonable time and subject to the approval of the CMVM, modify or revoke the Offer as provided for under article 128 of the PSC.

2.6.3. Costs of disposal of the Shares within the Offer

All charges pertaining to the sale of the Shares, notably brokerage fees and fees for the performance of stock exchange transactions, as well as any taxes to be levied on the seller, shall be borne by the addressees of the Offer. Such figures are as set forth on the price schedules of the financial intermediaries available for inspection on CMVM’s website, www.cmvm.pt, and are to be indicated to the addressees at the time of delivery of the orders to sell.

2.6.4. Tax System

This sub-section is a summary of the tax system of rules applicable to capital gains and losses made upon transfer for consideration of shares issued by a limited liability stock company (“sociedade anónima”) residing in the Portuguese territory. As a summary, the description submitted is necessarily a non-thorough overview, therefore it does not dispense with inspection of the applicable legislation, notably any aspects not contemplated hereunder.

Transient systems of rules were not taken into account. Potential investors should consult with their own consultants on the consequences and implications of ownership and disposal of shares in the light of their special circumstances, including any implications of special tax systems to which they may be subject and of the legislation of other legal systems. The tax system may be affected by the application of double taxation conventions (“Conventions”) or as a result of any special features of the investors.

In this chapter, reference to “shares” and “capital gains” on the following paragraphs shall mean “shares” and “capital gains” for the purposes of the Portuguese tax law. The following assertions do not take into account any other definitions of “shares” and “capital gains” that might prevail according to any other law or documentation.

Information in this section is updated by reference to Act no. 64-A/2008 of 29 December 2008 (State Budget Act for 2009), since any amendments which may eventually result from the State Budget for 2010 are not yet known on the date hereof. On 1 January 2010, a new wording of the CIRC, as approved by Decree-Law no. 159/2009 of 13 July 2009, entered into force, which wording does not modify the tax system of rules for capital gains made by corporation currently in force and set forth in this summary.

Earnings made upon transfer for consideration of shares (capital gains)

(i) Residents

Individuals:

• The annual positive difference between capital gains and capital losses obtained from the disposal of shares owned for a period of time equal to or lower than twelve months shall be taxed at a 10% (ten per cent) rate, notwithstanding its inclusion in the annual income tax declaration by option of their owners if resident in the Portuguese territory (article 72-4&6 of the CIRS). In order to calculate the said balance, whether positive or negative, the losses generated where the other party to the transaction is subject to a clearly more favourable tax system in the country, territory or region of domicile, as set forth on the schedule to Administrative Order no. 150/2004 of 13 February 2004 will not be relevant (article 43-3 of the CIRS).

• Capital gains and losses obtained from the disposal of shares shall be excluded from taxation if held by the owner for more than twelve months (article 10-2(a) of the CIRS). This exclusion does not cover capital gains obtained from the disposal of shares, even if held for more than twelve months, if related to companies which assets are composed, directly or indirectly, of more than 50% (fifty per cent) of real estate or rights in rem over real estate located in the Portuguese territory, which capital gains are taxed at the autonomous rate of 10% (ten per cent) (article 10-12 of the CIRS).

Corporations:

• Capital gains or losses obtained from the transfer of shares shall be considered as profits or earnings or costs or losses for the calculation of the taxable profit in IRC (article 20-1(f) and article 23-1(i) of the CIRC). Under the provisions of article 80-1 of the CIRC, the IRC rate in Portugal is 12.5% (twelve point five per cent) on the portion of the tax basis not exceeding € 12,500.00 (twelve thousand and five hundred euros) and 25% (twenty-five per cent) on the portion of the tax basis exceeding such amount. The IRC shall be added by Municipality Tax (“Derrama”), which under the provisions of article 14 of Act no. 2/2007 of 15 January 2007 (Local Finance Law) may reach 1.5% of the taxable profit subject to and not exempt from IRC (depending on a resolution taken by each municipality each year). For purposes of calculation of tax gains and losses there shall take place a currency correction of the value of acquisition of the shares where, on the date of realization, two years at least have lapsed from the date of the relevant acquisition (article 44 of the CIRC), such correction to be based on currency depreciation coefficients published for such purpose by Administrative Order of the Ministry of Finance.

• Under the provisions of article 45 of the CIRC, for purposes of calculation of the taxable profit, only half of the positive difference between capital gains and losses made upon transfer for consideration of shares shall be considered provided the following rules are observed:

(a) The proceeds from the sale of all shares must be reinvested, wholly or partly, until the end of the second financial year following the sale, in the acquisition of holdings in the capital in commercial or civil companies in the commercial form or in Portuguese State bonds, or in the acquisition, manufacturing or construction of operating tangible fixed assets allocated to the operation, other than second-hand goods acquired from an IRS or IRC taxpayer with whom special relations exist pursuant to article 58-4 of the CIRC;

(b) The divested shares must have been held for a period of time longer than one year and must represent at least 10% of the share capital in the company, or have an acquisition value of no less than € 20,000,000 (twenty million euros), and the acquired holdings and Portuguese State bonds must be held also for an equal period of time;

(c) Transfers for consideration cannot be made with entities:

(i) having their domicile, registered office or actual management in a country, territory or region subject to a more favourable tax system as set out on Administrative Order no. 150/2004 of 13 February 2004;
(ii) with whom special relations exist, except where these are intended to pay up share capital, in which case reinvestment shall be deemed fully materialised where the value of any shareholdings thus paid up that way is not lower than the market value of such transfers.

• In the event of failure to reinvest up to the end of the second financial year following the sale, the portion of the abovementioned difference not yet included in the taxable profit, increased by 15% (fifteen per cent), shall be deemed as profit or earning for such year.

• Capital gains and losses made by holding companies (SGPS) and venture capital companies (SCR) by means of transfer for consideration of shares held for a period of no less than 1 (one) year, as well as any financial charges borne upon acquisition thereof, shall not contribute to make up the relevant taxable profit, i.e. they are not subject to tax as to the first case, and they are not deductible as to the second case (article 32-2&3 of the EBF).

• The above-described system is not applicable as to capital gains made and financial charges borne by SGPS where the shareholdings have been acquired from:

(a) Entities with whom special relations exist;

(b) Entities having their domicile, registered office or actual management in a territory subject to a more favourable tax system as set out on Administrative Order no. 150/2004 of 13 February 2004;

(c) Entities residing in the Portuguese territory that are subject to a special taxation system, and have been held by the selling party for a period of less than three years, as well as where the selling party originates from the conversion into SGPS or SCR, provided, in this latter case, less than three years have elapsed between the date of conversion and the date of the transfer.

• The negative difference between capital gains and capital losses made by transfer for consideration of shareholdings, including the redemption and amortization with capital reduction, as well as other losses or negative asset variations on shareholdings or other equity components, notably additional capital contributions, shall contribute to make up the taxable profit in half the value thereof only (article 42-3 of the CIRC).

• Under the provisions of article 23-5 of the CIRC, costs or losses borne upon a transfer for consideration of shareholdings shall not be accepted as costs or losses of the financial year, regardless of the form of the operation, if held by the seller for a period of less than three years and provided:

(a) The shareholdings have been acquired from whom special relations exist pursuant to article 58-4 of the CIRC;

(b) The shareholdings have been acquired from entities having their domicile in a country, territory or region subject to a clearly more favourable tax system as set out on Administrative Order no. 150/2004 of 13 February 2004;

(c) The shareholdings have been acquired from entities residing in the Portuguese territory that are subject to a special taxation system.

• Under the provisions of article 23-6 of the CIRC, neither shall costs or losses borne upon a transfer for consideration of shareholdings be accepted as costs or losses of the financial year, regardless of the form of the operation, where the seller originates from a conversion, including the modification of the corporate objects, of a company as to which the applicable tax system was different regarding costs and losses, and less than three years have elapsed between the occurrence of such event and the date of the transfer.

• Under the provisions of article 23-7 of the CIRC, nor else shall costs or losses borne upon a transfer for consideration of shareholdings be accepted as costs or losses of the financial year, regardless of the form of the operation, if to entities with whom special relations exist pursuant to article 58-4, or to entities having their domicile in a country, territory or region subject to a clearly more favourable tax system as set out on Administrative Order no. 150/2004 of 13 February 2004, or to entities residing in the Portuguese territory that are subject to a special taxation system.

(ii) Non-Residents

Individuals:

• Capital gains and losses obtained from the sale, by individuals who do not reside and do not have a permanent establishment in Portugal to which such gains and losses are ascribable, of shares held by their owner for more than 12 months shall be excluded from income tax (article 10-2(a) of the CIRS). Such exclusion does not cover capital gains originating in the sale of shares, even if held for over twelve months, if related to companies which assets are composed, directly or indirectly, of more than 50% (fifty per cent) of real estate or rights in rem over real estate located in the Portuguese territory, which capital gains are taxed at the autonomous rate of 10% (ten per cent) (articles 10-12 and 72-4 of the CIRS).

• If shares are sold before such 12-month period has elapsed, the obtained capital gain shall be exempt from tax (article 27-1 of the EBF), save where the selling party is a resident in a country, territory or region subject to a clearly more favourable tax system as set out in Administrative Order no. 150/2004 of 13 February 2004, or where the capital gain is the result of a sale of shares in companies domiciled in the Portuguese territory whose assets are composed, in more than 50% (fifty per cent), of real estate or rights in rem over real estate located in the Portuguese territory or companies that, while being management or holding companies, are in a control relationship as defined under article 13 of the Legal Framework for Credit Institutions and Financial Companies, as approved by Decree-Law no. 298/92 of 31 December 1992, in their capacity as controlling companies, with their controlled companies also domiciled in the Portuguese territory, whose assets are composed, in more than 50%, of real estate located therein, in which case the annual positive balance between capital gains and capital losses shall be taxed at the rate of 10% (ten per cent) (article 72-4 of the CIRS).

Corporations:

• Under the provisions of article 27-1&2 of the EBF, capital gains obtained from the sale of shares by companies who do not reside and do not have a permanent establishment in Portugal to which such gains and losses are ascribable shall be exempt from tax, save where:

(a) Such entities are held, directly or indirectly, in more than 25% (twenty-five per cent), by residents in Portugal;

(b) Such entities are residents in a country, territory or region subject to a clearly more favourable tax system as set out in Administrative Order no. 150/2004 of 13 February 2004;

(c) Where capital gains result from a sale of shares in companies domiciled in the Portuguese territory whose assets are composed, in more than 50% (fifty per cent), of real estate located therein or companies that, while being management or holding companies, are in a control relationship as defined under article 13 of the Legal Framework for Credit Institutions and Financial Companies, as approved by Decree-Law no. 298/92 of 31 December 1992, in their capacity as controlling companies, with their controlled companies, also domiciled in the Portuguese territory, whose assets are composed, in more than 50% (fifty per cent), of real estate located therein.

• If not exempt, capital gains shall be taxed at a 25% (twenty-five per cent) rate.

Note that any Double Taxation Agreements entered into with the State of residence of the capital gain beneficiary may remove the taxation in Portugal on any capital gains obtained by individuals or corporations residing in any such State.

2.7. Assistance

The financial intermediary responsible for rendering assistance services to the Offeror in the preparation, launching and implementation of the Offer pursuant to article 113-1(b) and article 337-2 of the PSC is Banco Espírito Santo de Investimento, S.A., with registered office at Rua Alexandre Herculano, no. 38, in Lisbon, corporation number 501 385 932, registered with the Commercial Registry of Lisbon, with a fully subscribed for and paid up share capital of € 180,000,000 (one hundred and eighty million euros).

An assistance agreement was entered into, on 28 December 2009, between the Offeror and BES Investimento, whereby BES Investimento undertook to render to the Offeror services related to the organization, registration, launching and implementation of the Offer, notably:

- To advise the Offeror on the terms of the Offer, notably as regards its calendar and price, as well as to ensure the observance of all applicable laws and regulations;

- To prepare and submit to the CMVM, accompanied by all due documentation, the request for registration of the Offer, and to assist the Offeror in all the subsequent steps of the procedure;

- To receive from all other financial intermediaries information on the participation in the Offer, and regularly communicate the same to the Offeror;

- To coordinate the final assessment of the Offer’s results by holding a Special Session of the Regulated Market managed by Euronext Lisbon;

- To coordinate with Interbolsa / Central de Valores Mobiliários the processing of the physical and financial settlement of the Offer;

- To prepare, revise and reformulate, whenever necessary and with respect for all applicable laws and regulations, the documents that must accompany the request for registration of the Offer, notably the draft prospectus and launching announcement, as well as the final versions of the same;

- To promote all compulsory publications within the framework of the Offer;

- To represent the Offeror with the CMVM, Euronext Lisbon and Interbolsa, within the framework of the Offer.

The abovementioned agreement further establishes other obligations, both of the Offeror and of BES Investimento, in respect of the Offer, including clauses on fees, expenses, notices and operational procedures related to the Offer.

2.8. Purposes of the acquisition

The purpose of the Offer is to acquire a number of Shares (with all rights pertaining thereto, free of encumbrances or charges) that, when added to the Shares that may eventually be acquired outside the Offer by the Offeror, CSN and/or companies in a control or group relationship with the same, regardless of the location of their registered office, represent at least 50% of the share capital in CIMPOR plus one share.

It should be stressed that the knowledge that the CSN Group has of CIMPOR’S business and operations is merely based on the information disclosed to the general public within the framework of CIMPOR’s obligations as a company with securities admitted to trade on the regulated market. Other than that, the unpredictable behaviour of the markets and the economy in general may affect the business of CIMPOR and of the CSN Group, and require the implementation of measures that cannot be anticipated at this time.

This Offer is part of the strategy for the diversification and internationalisation of the CSN Group’s business.

CSN has an integrated business model with activities that range from ore mining and steel production to cement production, with a very efficient logistic system that includes a developed transport infrastructure that takes the iron ore to the steel mills that produce steel and its transport to the main port terminals. This integrated model allows CSN to be considered as a self sufficient steel producer in what concerns almost all of the raw materials for its production cycle. In particular, it owns the mine Casa de Pedra, with extensive reserves of iron ore with a high grade of purity that, not only allows self sufficiency in ore for steel making together with the NAMISA mines, but also permits ranking CSN as an important exporter of iron ore. CSN also holds strategic assets in logistics through the participation in railways and in the management of port terminals, which integrate its different business units. Additionally, CSN is self sufficient in electric energy (in addition to the thermal power station installed in the Usina Presidente Vargas, it holds shareholding stakes in the hydroelectric power stations of Itá in Santa Catarina and Igarapava in Minas Gerais).

In this context, CSN considers itself as being among the most integrated and competitive producers in the world, with one of the lowest production costs and one of the highest EBITDA margins in the international steel industry. It holds an annual production capacity of 5.6 million tonnes of raw steel, with products of high added value.

CSN has recently decided to diversify its activity to the cement business, with the establishment of its first cement production unit in Brazil, which initiated its production in May 2009, with sales in the states of Rio de Janeiro, São Paulo and Minas Gerais and with an estimated production of approximately 2.5 million tonnes in 2011 (these values do not consider the possible impact of the acquisition of CIMPOR). CSN’s production cycle is totally integrated, including limestone mine, clinker kilns, slag from the blast furnaces of the ironworks and cement mills, which, according to CSN’s understanding, grant the group a great competitiveness in the market of the south-eastern region of Brazil.

The acquisition of control over CIMPOR will allow the consolidation of its presence in mature markets and in markets showing a high growth potential. CSN Group expects to work in conjunction with the current management team of CIMPOR in order to achieve the success of the operation with benefits for both corporate groups. The operational and strategic quality of CIMPOR’s management, which has been crucial to its growth, will also be a determining factor in implementing CSN Group’s strategy as to the cement business, i.e. to become one of the 5 largest cement manufacturer groups in the world and the first in profitability.

As to the business carried out by the Target Company, it is the Offeror’s intent to maintain the general continuity line in management and business increase, by contributing with assets in the cement section of the CSN Group to CIMPOR and supporting the company in developing new assets. It is CSN’s intention to continue a policy of strong international presence for CIMPOR and CSN is conscious that the combination of assets in several countries, with a correct balance between emerging and mature markets, contributes to the consolidation of its activities and to add value to its shareholders and to stakeholders in general.

The Offeror is eager to carry out CIMPOR’s business, keeping or reinforcing the optimisation of production processes and its organization, aiming at reinforcing the profitability of resources, in order to face an ever more demanding market. We intend therefore to continue and carry out the business of the Target Company, of the Offeror and of the companies in a control or group relationship with the same.

As far as the Target Company’s employees are concerned, no changes are anticipated as to the general human resources policy followed up to this day. The main strategic rationale of the Offer consists in generating conditions as required to reinforce the company and employees’ competitive ability, and so to seek to increase the share in current markets and continue expansion in new markets.

No significant implications are anticipated as a result of the success of the Offer on the financial position of the Offeror and the CSN Group. Since this is an acquisition funded through external indebtedness, there will obviously be an increase in the level of financial leverage of the Offeror and the CSN Group without, however, undermine the strategy of organic growth and acquisitions that has been followed by CIMPOR.

Given that the Offer’s funding does not depend on CIMPOR’s increasing release of funds to its shareholders, CIMPOR will be able to allocate more financial resources to future growth plans. Additionally, since CSN does not hold any other interests in the cement sector besides CIMPOR, the company’s development will not be limited by any other entity’s operating interests.

Plans for CIMPOR

As foreword, it should be mentioned that plans for CIMPOR include the continuity of its mission, vision and current values, concerning not only its main stakeholders but also quality and social responsibility policies.

In Brazil, the only country where CSN currently operates in the cement industry, the CSN Group intends to contribute with its cement assets to CIMPOR, thus reinforcing the company’s competitiveness in such territory. In this particular country, CSN intends to make available to CIMPOR all its negotiation skills and knowledge with Brazilian entities whenever the same may promote CIMPOR’s operations in Brazil.

In the other countries where CIMPOR operates, the company will benefit from the integration in a large industrial group with a global scale and from a portfolio with a high growth potential and it is CSN’s intention to financially support the company, enhancing its internationalization strategy, both through an increase in the share in the markets where it already acts and by investing in new markets. The CSN Group aims at turning CIMPOR into one of the five largest and the most profitable cement manufacturer in the world.

Conduct of business in CIMPOR after the Offer

The CSN Group’s cement business is undergoing a layout and establishment stage and consequently it has not yet been possible to consolidate the management structure required. Thus, the undeniable quality of CIMPOR’s management team will make it possible for the CSN Group to conduct its business in CIMPOR.

In this context, CSN’s intends to continue the excellent financial policies followed by the company up to date (solid cost control, prudent and effective balance sheet management, among other) that have been distinguished by the financial community and resulted in one of the highest EBITDA margins of the sector.

Human resource policy

It is CSN’s intention to continue the publicly known general strategy of human resources followed to date by CIMPOR, by investing in the training and professional qualification of its employees, with a policy adapted to the local reality of each country in which the company is present.

Offer financing

The potential maximum amount of funds required to acquire all of the Shares is approximately €3.9 billion. The availability of this amount is assured by the Offeror.

In order to assure effective payment of all Shares and finance the required amount for the acquisition of the Shares effectively tendered in the Offer, CSN has entered into a Facility Agreement with the Banking Syndicate.

The Facility Agreement and the documents regarding its utilization are underlying to the issue of the Undertaking to Pay, for the purposes of article 177-2 of the PSC, as described in section 2.5. above.

The loan will have a term of up to 3 years from the relevant drawdown date. The loan will be reimbursed in full at the relevant term, although it may be refinanced for an additional term depending on the existing market conditions.

The Facility Agreement provides as security a pledge over all the Shares effectively acquired within the Offer and the fiduciary assignment of credits and financial applications held by CSN with the Banking Syndicate members.

The Facility Agreement provides for standard terms and conditions for these types of financings, including covenants related to information disclosure, obtaining and maintenance of authorisations, compliance with laws and regulations, payment of taxes and other contributions, maintenance and preparation of accounting records (in the relevant situations, qualified by materiality criteria).

On the other hand, and also in line with the standard practice for these financing transactions, the Facility Agreement provides for the possibility of acceleration with the occurrence of certain events related to CSN or to certain controlled entities, including breach of contractual obligations, the absence of security interests, breach of other financial obligations (in the relevant situations, provided that they are not cured within a certain time and/or provided that certain materiality criteria are met), as well as the insolvency or bankruptcy of CSN. These provisions are only applicable after drawdown has occurred and as such do not represent a risk for the addressees of the Offer.

Maintaining the Shares trading on a regulated market

The Offeror will maintain the shares representing the share capital in CIMPOR admitted to trade on a regulated market. Nevertheless, should the Offeror reach or exceed, directly or in accordance with article 20 of the PSC, (i) 90% of the voting rights corresponding to the share capital in the Target Company, up to the final assessment of the Offer’s results, through the Offer or other legally permitted transactions relevant to the calculation of such percentage, and (ii) 90% of the voting rights covered by the Offer, the Offeror reserves the right to resort, in the three months following the Offer, to the squeeze-out mechanism as provided for under article 194 of the PSC.

As a result of the compulsory acquisition of the shares representing the capital in the Target Company under articles 194 and 195-4 of the PSC, the Target Company will immediately lose its status as public company, and its Shares will be withdrawn from trade on a regulated market, their re-listing being prohibited for a period of one year.

In any case, in the event that the Offeror comes to hold, as a result of the Offer, at least 90 per cent of the voting rights in the Target Company calculated in accordance with article 20-1 of the PSC, the Offeror reserves the right to apply to the CMVM for the loss of CIMPOR’s status as public company under the provisions of article 27-1(a) of the PSC.

As a result of the loss of such status, the Shares shall be immediately withdrawn from trade on a regulated market, and re-listing thereof will be forbidden for one year pursuant to article 29 of the PSC.

The Offeror informs that, in the event it resorts to any of the abovementioned mechanisms, it will promote the admission to trade of the shares representing the share capital of the Target Company once the said one-year period has lapsed, when the market conditions justify so.

After the Offer, the Offeror, or entities in a relationship among themselves as provided for under article 20 of the PSC, may acquire, in or out of a stock exchange, Shares at prices other than those of the Offer as permitted by law.

2.9. Acceptance declarations

The term of the Offer shall take place between 8:30 a.m. of the January 28th, 2010 and 3:00 p.m. of the February 17th, 2010, and the relevant sale orders may be received up to the end of this term.

Under article 183-2 of the PSC, the CMVM, on its own initiative or at the Offeror’s request, may extend the Offer in the event of revision, launching of a competing offer or where the safeguard of the interests of the addressees so justifies.

The acceptance of this Offer by its addressees must be made, during the Offer term, through sale orders conveyed to the brokers, dealers and financial intermediary counters qualified to provide the securities registration and deposit service.

The addressees of the Offer may revoke their acceptance declaration through a communication addressed to the financial intermediary having received it:

(a) As a general rule, no later than 5 (five) days prior to the end of the Offer term, i.e. no later than 3:00 p.m. of the February 12th, 2010 (article 126-2 of the PSC);
(b) In the event a competing offer is launched, no later than the last day of the Offer term, i.e. no later than 3:00 p.m. of the February 17th, 2010 (article 185A-6 of the PSC);
(c) In the event the Offer is suspended, no later than the end of the 5th (fifth) day subsequent to the end of the suspension, with a right to restitution of all Shares subject to acceptance (article 133-3 of the PSC).

Without prejudice to their obligations as described in item 2.10 hereof, financial intermediaries must also send to BES Investimento the daily result of acceptance and revocation orders received by them during the Offer term through fax no. 21 319 69 82, mentioning the overall quantity of the corresponding securities. For such purpose financial intermediaries may request the relevant form through telephone no. 21 319 69 04.

2.10. Result of the Offer

The result of the Offer will be assessed at a Stock Exchange Special Session, to be held at Euronext Lisbon, which session is expected to take place on the February 18th, 2010, at a time as designated on the relevant Stock Exchange Special Session Notice.

The Offer’s physical and financial settlement will occur in the third business day following the date of the Stock Exchange Special Session pursuant to Interbolsa Regulation no. 3/2004 and as established on the Notice of the Special Session of Euronext Lisbon. In this way, the physical and financial settlement is anticipated for the February 23rd, 2010.

The results of the Offer will be published, through the means used to disclose the Launching Announcement of the Offer, i.e. on CMVM’s information disclosure system, available on www.cmvm.pt, and on the Boletim de Cotações da Euronext Lisbon. Additionally, CSN will publish on its site (www.csn.com.br) a press release on the results of the Offer and convey the results of the Offer to its shareholders and the general market in the form as provided for under the applicable regulation, including the rules of the Brazilian Securities Commission (“CVM”), the Securities and Exchange Commission (“SEC”), the BMF/Bovespa and the New York Stock Exchange (“NYSE”) since, as described below in chapter 3.1 B, CSN shares are admitted to trading in BOVESPA (the São Paulo Stock Exchange) and in the NYSE, in the form of ADRs.

CHAPTER 3 – INFORMATION ON THE OFFEROR, SHAREHOLDINGS AND AGREEMENTS

3.1. Identity of the Offeror

A. Description of the Offeror’s Business

The offeror is CSN Cement S. à r.l. (formerly Seavon Holding S. à r.l.), a company organized and existing under the laws of Luxembourg, with registered office at L-5365 Münsbach, 9 Parc d’ Activité Syrdall, City of Münsbach, Grand Duchy of Luxembourg.

CSN CEMENT was incorporated on 9 September 2009 and acquired by the CSN Group on 23 December 2009, for the sole purpose of facilitating the realization of the Offer, and so it has no relevant operational history to be described.

The Offeror’s corporate purpose is the acquisition of ownership interests, in Luxembourg and abroad, in any companies or enterprises in any form whatsoever and the management of such ownership interests. CSN CEMENT may furthermore carry out any commercial, financial or industrial operations and any transactions, which are or may be conductive to such activities.

The share capital in the Offeror, which corresponds to an amount of € 12,500.00 (twelve thousand and five hundred euros) and is represented by 1,250,000 shares in the par value of € 0.01 (one cent) each, is entirely held by CSN Steel S. à r.l., a company organized and existing under the laws of Luxembourg, the share capital in which is, in its turn, 100% held by Companhia Siderúrgica Nacional, the parent company of the CSN Group. Following the Offer and in case the same is successful, it is foreseen the execution by CSN, of a share capital increase in CSN Steel S. à r.l., followed by a share capital increase executed by this latter in CSN CEMENT in the amount corresponding to the total consideration actually paid within the Offer.

Founded in April 1941, CSN started its business in October 1946, then becoming the pioneer of steel flat products in Brazil. It was privatised in 1993, and went through an in-depth reorganization that turned it into one of the most competitive and profitable steel companies at international level. Currently, the CSN Group focuses its action in four segments: mining, steel production, logistics and cement. The CSN Group has over fifteen thousand employees.

On 15 December 2009, the Board of Directors of CSN (i) approved the segregation of the assets related to the iron ore business and the logistics related thereto, by means of transfer to a company controlled by CSN, Congonhas Minérios, S.A., of all goods, rights and obligations making up such business, including its business establishment and investments in operational companies related to such business; (ii) authorized the Board of Executive Officers to hire appraisers for the execution of an accounting assessment of such goods, rights and obligations and (iii) authorized the Board of Executive Officers to provide for, identify and obtain any prior authorizations as required to implement the said segregation, including, but not limited to, authorizations by Government bodies and third parties. We estimate that the implementation of the actions as described under (ii) and (iii) will occur during the first quarter of 2010.

- Steel Production

CSN has an annual production capacity of 5.6 million tons of raw steel.

As it controls the whole steel production chain, CSN is a supplier of high aggregate value for different segments of industry, including the motor vehicle industry, building construction, large network (distribution), white line (cookers, refrigerators and other home appliances), OEM (Original Equipment Manufacturer) and metal packaging. The CSN Group owns five plants, two of which are located outside Brazil, Lusosider, located in Paio Pires (Portugal) and CSN LLC in Terre Haute, Indiana (USA).

The CSN Group is the sole manufacturer of metal slabs in Brazil, which are widely used in the packing sector and one of the largest manufacturers worldwide, with an installed capacity of 1 million tons each year. CSN manufactures several kinds of corrosion-resistant steel, such as the galvanized steel, which is coated in zinc and aluminium.

The steelworks business of the CSN Group is one of the most integrated and competitive worldwide, with one of the lower production costs and one of the largest EBITDA margins in international steelworks.

- Cement

The cement industry completes to a large extent the steelworks industry. The Usina Presidente Vargas, located in Volta Redonda, in the state of Rio de Janeiro, Brazil, originates the blast furnace slag used in the production of cement by CSN.

In May 2009, the CSN Group started the production and selling of cement from its Volta Redonda, Rio de Janeiro State, plant, with sales in the States of Rio de Janeiro, São Paulo and Minas Gerais. Currently, its cement production capacity in Brazil is being increased, and the production and sales estimate for 2009 is around 300 thousand tons. In 2010, the CSN Group intends to produce 1 million tons, and in 2011, around 2.5 million tons (these values do not consider the possible impact of the acquisition of CIMPOR). The production system of the CSN Group will be entirely integrated, including a limestone mine, clinker plant, blast furnace slag and cement milling, which gives it a significant competitiveness in the market of the Southeast region of Brazil.

- Ore

CSN Group’s Casa de Pedra mine, with its large reserves high purity iron ore, in addition to ensuring self-sufficiency in ore for the steelworks permits, together with the mines belonging to Nacional Minérios S.A. (“NAMISA”), the positioning of the CSN Group as a major iron ore exporter. The CSN Group holds 60% of the share capital in NAMISA.

Currently, the Casa de Pedra mine has an installed production capacity of 21 million tons of iron ore per year, and it is expected to reach, in 2010, an installed production capacity of 40 million tons of iron ore per year.

The Arcos mine, located in Pedreira da Bocaina, in Arcos, in the State of Minas Gerais, Brazil, is responsible for the supply of limestone and dolomite, the fluxes used by the CSN Group in steel production in the Volta Redonda complex.

Upon the entrance of the CSN Group in the cement market, the Arcos mine will supply, as from 2010, non-steel limestone for the production of clinker, one of the main raw materials used to manufacture cement. In this way, the CSN Group will further integrate its businesses, with a vertical production structure and gains in competitiveness and profitability.

Finally, the CSN Group produces tin, one of the raw materials that are essential for the production of tin-plate, through its subsidiary ERSA – Estanho de Rondônia S.A., in the State of Rondônia, in Brazil.

- Logistics and Energy

(i) Harbours

The CSN Group manages two terminals at the Itaguaí Harbour, in Rio de Janeiro: the Solid Bulk Terminal (Tecar) and the Container Terminal (Sepetiba Tecon).

Currently, Tecar operates with a shipping capacity of 30 million tons of iron ore per year, and an unshipping capacity of 4 million tons of other goods such as coal, petroleum coke, sulphur and zinc concentrate for its own consumption and various customers. Tecar is being enlarged to reach, in 2010, a shipping capacity of 45 million tons of iron ore each year, and in the future a shipping capacity of 84 million tons of iron ore, and an unshipping capacity of 8.5 million tons of coal and petroleum coke each year.

Sepetiba Tecon, a terminal for containers and general cargo managed by the CSN Group, is one of the mainstays of the logistics platform project of the company in Itaguaí. The CSN Group is making an investment aimed at increasing its current operation capacity of 320,000 containers per year and 2 million tons of steel products per year up to 410,000 containers per year and 6 million tons of steels products respectively.

(ii) Railways

CSN has shares in the capital of two railway companies: MRS Logística S.A. (“MRS”), which operates the old railway network Malha Sudeste da Rede Ferroviária Federal S.A. (RFFSA), along the Rio de Janeiro - São Paulo - Belo Horizonte line, with a direct and indirect holding by CSN of 33.27%, and Transnordestina Logística S.A., formerly Companhia Ferroviária do Nordeste – CFN, the operator of the railway network Malha Nordeste da Rede Ferroviária Federal (RFFSA), in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with a direct holding by CSN of 81.6% .

MRS Logística, which has completed 12 years of business, is still growing, and shows good results. In 2008, MRS Logística transported around 136 million tons, a volume that exceeds in 7.6% the one of the previous year, thus consolidating its position as the largest container carrier in the Brazilian railway sector, with a 59% share.

MRS’s action remains in the segment of the so-called heavy haul (ore, coal and coke cargoes) customers, the segment responsible for the transport of around 103 million tons, equivalent to 76% of the overall tonnage carried by this company, as well as for long term contracts, new deals and projects aimed at increasing the company’s growth. The railway carriage services rendered by MRS are essential for raw material supply and final product flow. The entire iron ore, coal and coke consumed by Usina Presidente Vargas is carried by MRS, as well as a portion of the steel produced by the CSN Group for the Brazilian market and for export, in addition to mining products.

As regards Transnordestina Logística S.A., the group will invest, in a partnership with the Federal Government of Brazil, around R$ 5.4 billion in the construction of 1,728 kilometres of rails, thus creating Nova Transnordestina.

With a planned transport capacity of 14 million tons of cargo in 2011, and around 25 million in 2020, Transnordestina will play an important role in the development of the Northeast region of Brazil.

(iii) Energy

The CSN Group is one of the largest industrial consumers of power in Brazil, only exceeded by the companies in the aluminium industry. For such reason, since 1999 the group has been investing in power generation projects, in order to ensure self-sufficiency.

The CSN Group holds an indirect share of 29.5% in the Itá hydroelectric plant, in Santa Catarina, with a total capacity of 1,450 MW; a share of 17.9% in the Consortium that operates the Igarapava hydroelectric plant, in Minas Gerais, with a total capacity of 210 MW; and the thermo-electrical co-generation plant, installed at Usina Presidente Vargas, with an installed capacity of 238 MW. This latter plant employs its own residual gases from steel production as fuel.

The above three assets ensure CSN an average generation capacity of 430 MW, in this way meeting all the need for power of the group.

B. Shareholder structure of the Offeror

The share capital in the Offeror is entirely held by the Luxembourg company CSN Steel S. à r.l., the share capital in which, in its turn, is entirely held by CSN.

The shares in CSN are traded on BOVESPA (the São Paulo Stock Exchange) and in the NYSE (New York Stock Exchange), in the form of ADRs.

The entirely subscribed for and paid up share capital in CSN is R$1,680,947,363.71 divided into 755,179,610 ordinary dematerialised shares, with no par value.

Each ordinary share in CSN entitles its owner to one vote in the resolutions at the General Meeting of Shareholders of the company.

According to the by-laws of CSN, its share capital may be increased up to 1,200,000,000 of shares, upon decision by the Board of Directors.

On 30 September 2009, the shareholder structure of CSN was as follows:

	Share Quantity
	Ordinary shares	Total % of shares	% minus treasury shares
Vicunha Siderurgia S.A.	348,859,995	46.20%	47.86%
Caixa Beneficente dos Empregados da CSN CBS	35,490,867	4.70%	4.87%
BNDESPAR	28,886,758	3.83%	3.96%
ADRs – New York Stock Exchange	161,766,145	21.42%	22.19%
Shares in BOVESPA (owned by approximately 40 thousand shareholders)	153,981,289	20.39%	21.12%
Treasury shares	26,194,556	3.47%
Share total	755,179,610	100.00%

C. CSN’s main indicators

Consolidated Indicators	3rd quarter 2009	First 9 months 2009

Sales (thousands of tons)
Sales of steel products	1,320	2,910
Sales of iron ore	5,925	15,365

Financial Data
Net revenue (R$ millions)	2,986	7,921
EBITDA (R$ millions)	992	2,403
EBITDA Margin	33%	30%
Net earnings (R$ millions)	1,150	1,853

3.2. Attribution of voting rights

According to the Offeror’s understanding, the entities in a relationship with the Offeror as provided for under article 20-1 of the PSC are as follows:

(a) Entities controlling the Offeror:

- CSN Steel S. à r.l.
- CSN
- Vicunha Siderurgia S.A.
- Vicunha Aços S.A.
- Vicunha Steel S.A.
- National Steel S.A.
- CFL Participações S.A.
- Rio Purus Participações S.A.
- Dorothéa Steinbruch
- Espólio de Eliezer Steinbruch

The relationships between the abovementioned entities and the Offeror are graphically represented in the figure below:

Dorothéa Steinbruch
Espólio de Eliezer Steinbruch
Rio Purus Participações S.A.
CFL Participações S.A.
40%
Vicunha Steel S.A.
National Steel S.A.
0% - PN
0% - ON
100% - PN
Vicunha Aços S.A.
Vicunha Siderurgia
CSN
100%
CSN Steel. S.à.r.l.
100%
CSN Cement. S.à.r.l.

Observation:

ON – Ordinary registered shares.
PN – Preferred registered shares, with no voting rights attached, under Brazilian law.

(b) Companies subject to control or total control by CSN on 30 September 2009:

Directly held companies subject to full consolidation

Company	Shareholding
CSN Energy, S. à r.l.	100.00%
CSN Export, S. à r.l.	100.00%

CSN Overseas, S. à r.l.	100.00%
CSN Panama, S. à r.l.	100.00%
CSN Steel, S. à r.l.	100.00%
Arame Corporation	100.00%
TdBB S/A	100.00%
International Charitable Corporation	100.00%
GalvaSud, S.A.	99.99%
Sepetiba Tecon, S.A.	99.99%
Mineração Nacional, S.A.	99.99%
CSN Aços Longos, S.A.	99.99%
Itaguaí Logística, S.A.	99.99%
Estanho de Rondônia, S.A.	99.99%
Cia. Metalic Nordeste	99.99%
Companhia Metalúrgica Prada	99.99%
CSN Cimentos S.A.	99.99%
Inal Nordeste S.A.	99.99%
CSN Gestão de Recursos Financeiros	99.99%
Congonhas Minérios S.A.	99.99%
CSN Energia S.A.	99.99%

Directly held companies subject to proportional consolidation

Company	Shareholding
Transnordestina Logística S.A.	81.60%
Nacional Minérios S.A.	59.99%
Itá Energética S.A.	48.75%
MRS Logística S.A.	27.27%

Indirectly held companies subject to full consolidation

Company	Shareholding
CSN Aceros, S/A.	100.00%
CSN Cayman Limited	100.00%
CSN Iron, S.A.	100.00%
Companhia Siderúrgica Nacional, LLC	100.00%
CSN Holdings Corp.	100.00%
Companhia Siderúrgica Nacional Partner, LLC	100.00%

Energy I Corporation Limited	100.00%
CSN Madeira Lda.	100.00%
Cinnabar – Comércio de Produtos Siderúrgicos Lda.	100.00%
Hickory – Comércio Internacional e Serviços, S.A.	100.00%
Lusosider, Projectos Siderúrgicos, S.A.	100.00%
CSN Acquisitions Ltd.	100.00%
CSN Finance (Netherlands), B.V.	100.00%
CSN Finance (UK) Ltd.	100.00%
CSN Holdings (UK) Ltd.	100.00%
Itamambuca Participações S.A.	100.00%
Lusosider, Aços Planos, S.A.	99.94%
CSN Energia S.A.	0.10%

Indirectly held companies subject to proportional consolidation

Company	Shareholding
Namisa Europe Lda.	60.00%
Inversiones CSN Espanha, S.L.	60.00%
Pelotização Nacional S.A.	59.99%
MG Minérios S.A.	59.99%
MRS Logística S.A.	6.0%

Other Companies entirely controlled by CSN

Company	Shareholding
CSN Islands VII Corp.	100.00%
CSN Islands VIII Corp.	100.00%
CSN Islands IX Corp.	100.00%
CSN Islands X Corp.	100.00%
CSN Islands XI Corp.	100.00%
Tangua Inc.	100.00%
International Investment Fund	100.00%

(c) To the extent that they may be deemed covered by the provisions of article 20 of the PSC, the members of the management and supervisory bodies of the Offeror and of the companies referred to in (a) and (b) above.

To the best of the Offeror’s knowledge, the entities in a relationship with the Target Company as provided for under article 20-1 of the PSC are as follows:

(a) Companies subject to control or total control by CIMPOR, the following companies being taken into consideration in accordance with information set out on CIMPOR’s Report and Accounts for the financial year 2008, disclosed to the market on 14 May 2009:

Subsidiaries and affiliates subject to full consolidation

Company	Shareholding
CIMPOR Portugal, SGPS, S.A.	100.00%
CIMPOR Internacional, SGPS, S.A.	100.00%
CIMPOR Inversiones, S.A.	100.00%
CIMPOR – Indústria de Cimentos, S.A.	100.00%
Estabelecimentos Scial do Norte, S.A.	100.00%
CECISA – Comércio Internacional, S.A.	100.00%
Cement Trading Activities – Comércio Internacional, S.A.	100.00%
MOSSINES – Cimentos de Sines, S.A.	100,00%
CIMENTAÇOR – Cimentos dos Açores, Lda.	100.00%
CECIME – Cimentos, S.A.	100.00%
CIMPOR Betão – Indústria de Betão Pronto, S.A.	100.00%
AGREPOR Agregados – Extracção de Inertes, S.A.	100.00%
Betão Liz, S.A.	100.00%
VERMOFEIRA – Extracção e Comércio de Areias, Lda.	100.00%
Fornecedora de Britas do Carregado, S.A.	100.00%
M.C.D. – Materiais de Construção, Dragados e Betão Pronto, S.A.	100.00%
SOGRAL – Sociedade de Granitos, S.A.	95.00%
JOMATEL – Empresa de Materiais de Construção, S.A.	90.00%
IBERA – Indústria de Betão, S.A.	50.00%
PREDIANA – Sociedade de Pré-Esforçados, S.A.	100.00%
GEOFER – Produção e Comercialização de Bens e Equipamentos, S.A.	100.00%
SACOPOR – Sociedade de Embalagens e Sacos de Papel, S.A.	100.00%
CIMPOR TEC – Engenharia e Serviços Técnicos de Apoio ao Grupo, S.A.	100.00%
CIARGA – Argamassas Secas, S.A.	100.00%

TRANSVIÁRIA – Gestão de Transportes, S.A.	100.00%
ALEMPEDRAS – Sociedade de Britas, Lda.	100.00%
CELFA – Sociedade Industrial de Transformação de Gessos, S.A.	100.00%
SCORECO – Valorização de Resíduos, Lda.	100.00%
KANDMAD – Sociedade Gestora de Participações Sociais, Lda.	100.00%
Corporación Noroeste, S.A.	99.54%
Corporación Noroeste de Hormigones y Áridos, S.L.	99.54%
Sociedad de Cementos y Materiales de Construcción de Andalucía, S.A.	99.54%
Cementos de Andalucía, S.L.	99.54%
Occidental de Hormigones, S.L.	99.54%
Cementos el Monte, S.A.	99.54%
Cementos Noroeste, S.L.	99.54%
Servicios y Materiales para la Construcción, S.A.	99.54%
Morteros de Galicia, S.L.	99.54%
Hormigones Hércules, S.L.	99.54%
Sociedad Industrial y Financiera Gallega, S.L.	99.54%
Tabanque, S.L.	99.54%
Hormigones Miño, S.L.	99.52%
Cementos Cosmos, S.A.	99.30%
Prebetong Galicia, S.A.	98.41%
Canteras Prebetong, S.L.	98.41%
Bombeo y Transporte de Hormigon, S.A.	92.80%
Prebetong Lugo, S.A.	81.57%
Prebetong Lugo Hormigones, S.A.	81.57%
Firmes y Hormigones Sani, S.L.	83.52%
Materiales del Atlántico, S.A.	99.46%
Hormigones y Áridos la Barca, S.A.	49.77%
Áridos de la Coruña, S.A.	49.21%
Canteira do Penedo, S.A.	40.77%
Occidental de Áridos, S.L.	87.78%
Áridos Cosmos, S.L.	83.52%
CIMPOR Hormigón Canarias, S.L.	99.54%
CIMPOR Canárias, S.L.	99.54%
ASMENT de Temara, S.A.	62.62%
BETOCIM, S.A.	100.00%
ASMENT du Centre	100.00%
GRABEMA, S.A.	100.00%
Société des Ciments de Jbel Oust	100.00%

CIMPOR Egypt for Cement Company, S.A.E.	100.00%
AMREYAH Cement Company, S.A.E.	96.39%
AMREYAH CIMPOR Cement Company, S.A.E.	97.29%
Cement Services Company, S.A.E.	98.39%
CIMPOR Sacs Manufacture Company, S.A.E.	99.59%
AMREYAH DEKHEILA Terminal Company, S.A.E.	97.35%
AMREYAH CIMPOR Ready Mix Company S.A.E.	96.86%
CIMPOR Yibitas Cimento Sanayi Ve Ticaret A.S.	99.74%
Yibitas Yozgat Isci Birligi Insaat Malzemeleri Ticaret Ve Sanayi A.S.	79.50%
CIMPOR Yibitas Nakliyecilik Ticaret Ve Sanayi A.S.	99.74%
CIMPOR Yibitas Nakliyecilik Ltd. Sti.	99.74%
CIMPOR – Cimentos do Brasil, Ltda.	100.00%
Cimentos de Moçambique, S.A.	82.46%
CIMPOR Betão Moçambique, S.A.	82.46%
IMOPAR – Imobiliária de Moçambique, S.A.	100.00%
NPC – CIMPOR (PTY) Limited	74.00%
Natal Portland Cement Company (PTY) Ltd.	100.00%
Durban Cement Ltd.	100.00%
Simuma Rehabilitation Trust	37.00%
Natal Portland Cement Co (PTY) Ltd. – Cell A7	74.00%
NPC Concrete (PTY) Ltd.	100.00%
South Coast Stone Crushers (PTY) Ltd.	74.00%
South Coast Mining (PTY) Ltd.	100.00%
EEDESWOLD Highlands (PTY) Ltd.	100.00%
Sterkspruit Aggregates (PTY) Ltd.	74.00%
Sterkspruit Concrete (PTY) Ltd.	100.00%
Durban Quarries (PTY) Ltd.	100.00%
CIMPOR Chengtong Cement Corporation Limited	49.60%
SEA – Land Mining Limited	49.60%
Shangdong Liuyuan New Type Cement Development Company Limited	48.41%
Suzhou Nanda Cement Company Limited	35.23%
Huai An Liuyuan Cement Company Limited	48.41%
Suzhou Liuyuan New Type Cement Development Co., Ltd	48.41%
CIMPOR Chengtong (Shanghai) Enterprises Management Consulting Company Limited	49.60%
Liyang Dongfang Cement Company Limited	49.60%
CIMPOR Chengtong (Huain An) Cement Products Company Limited	49.60%
CIMPOR Macau Investment Company, S.A.	62.00%

East Advantage International Limited	49.60%
Shree Dijivay Cement Co, Ltd	73.63%
Nordicave Trading Industrial, Limitada	100.00%
CIMPOR Cabo Verde, S.A.	98.65%
Cabo Verde Betões e Inertes, S.A.	75.96%
Indústria de Transformação de Pedras, Lda.	98.65%
Betões de Cabo Verde, S.A.	54.32%
Cementos Otorongo, S.A.C.	80.00%
Agregados Comercializados S.A.C.	80.00%
CIMPOR – Serviços de Apoio à Gestão de Empresas, S.A.	100.00%
CIMPOR Sagesa, S.A.	100.00%
CIMPOR Finance Limited	100.00%
CIMPOR Financial Operations, B.V.	100.00%
Scanang SGPS, Unipessoal, Lda.	100.00%
CIMPOR Imobiliária, S.A.	100.00%
MECAN – Manufactura de Elementos de Casas de Construção Normalizada, Lda.	100.00%
Scanang Trading Activities – España, S.A.	100.00%
CIMPOR Reinsurance	100.00%
CIMPSHIP – Transportes Marítimos, S.A.	60.00%
CIMPOR del Ecuador, S.A.	49.00%

Associated companies that, on 31 December 2008, were registered according to the asset equivalence method

Company	Shareholding
C + P.A. – Cimento e Produtos Associados, S.A.	48.00%
SOGESSO – Sociedade de Gessos de Soure, S.A.	40.00%
SETEFRETE, SGPS, S.A.	25.00%
Cementos Antequera, S.A.	21.29%
ARENOR, S.L.	51.74%
Cementos del Marquesado, S.A.	27.64%
Companhia de Mineração Candiota	48.00%

Company consolidated according to the proportional consolidation method

Company	Shareholding
TEPORSET – Terminal Portuário de Setúbal, S.A.	50.00%
Cementos Especiales de las Islas, S.A.	50.00%
Insular de Productos para la Construcción y la Industria, S.L.	50.00%
Terminal Cimentier de Gabes, G.I.E	33.33%
ECO-PROCESSA – Tratamento de Resíduos Ltda.	49.99%

(b) To the extent that they may be deemed covered by the provisions of article 20 of the PSC, the members of the management and supervisory bodies of the Target Company and of the companies referred to in (a) above.

3.3. Shareholdings of the Offeror in capital in the Target Company

The Offeror owns no shares in the Target Company.

3.4. Voting rights and shareholdings of the Target Company in the Offeror

To the best of the Offeror’s knowledge, the Target Company owns no shareholding in the Offeror.

3.5. Shareholders’ agreements

There are no shareholders’ agreements to which the Offeror, or to the best of the Offeror’s knowledge any of the persons in a relationship as provided for under article 20-1 of the PSC with the Offeror, is a party that might have a material effect on the Target Company.

There are no arrangements or understandings established with other individuals or corporation to whom the Offeror must transfer, upon the closing of the Offer, any quantity of Shares acquired through the Offer.

3.6. Agreements executed with members of the Target Company’s corporate bodies

No agreements were executed between the Offeror, or any of the persons in a relationship as provided for under article 20-1 of the PSC with the Offeror, and the members of the corporate bodies of the Target Company, nor were any special advantages stipulated to the benefit of the same, for immediate or deferred performance.

3.7. Representative for market relations

The Offeror’s representative for market relations is Paulo Penido Pinto Marques, the person responsible for investor relations and Executive Manager for Investor Relation in CSN.

His business contacts are as follows:

CSN Companhia Siderúrgica Nacional
Av. Brigadeiro Faria Lima, 3.400 – 20.º andar
Itaim Bibi – São Paulo - SP
Brazil CEP: 04538-132
Tel.: (11) 3049-7454

Contact e-mails
Investors and analysts: invrel@csn.com.br e paulo.penido@csn.com.br

CHAPTER 4 - OTHER INFORMATION

The Preliminary Announcement and the first addendum thereto dated 18 December 2009 were disclosed on CMVM website (www.cmvm.pt). The second addendum to the Offer launching Preliminary Announcement dated 26 January 2010 was also disclosed on CMVM website (www.cmvm.pt).

The report of the Board of Directors of the Target Company was disclosed on 7 January 2010 on CMVM website (www.cmvm.pt).

The Offer Launching Announcement is available for inspection on CMVM website (www.cmvm.pt) and was published in the Boletim de Cotações da Euronext Lisbon dated 27 January 2010.

The by-laws of the Target Company do not include any restrictions as provided for under article 182-A of the PSC, and according to the Offeror’s understanding neither the Offeror nor CSN are subject to the application of articles 182 and 182-A of the PSC, since CSN is a company organized and existing under the laws of Brazil while article 182 results from the transposition to Portuguese law of Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004, only applicable to European Union Member States, and CSN’s by-laws do not include any restriction similar to those provided for under article 182-A of that same Code. However, CSN is a company listed with BOVESPA – Bolsa de Valores de São Paulo and the New York Stock Exchange and Brazilian legislation includes, under articles 154 and 155 of Act no. 6404/76, a legal framework on directors’ liability and fiduciary duties, notably the obligation for the director to act loyally and in the interest of the company and its shareholders, which in the opinion of the Offeror is understood as doctrinally strengthened within the context of a takeover bid in such a way as to cause the management of the target company to seek evidence of compliance with such duties through the will of the shareholders expressed at a general meeting of the shareholders, resulting in a safeguard of interests and achievement of goals similar to those underlying the article 182 of the PSC.

According to the terms and for the purposes of article 138-1(n) of the PSC, purchase and sale agreements to be entered into between the Offeror and the owners of Shares accepting the Offer shall be subject to the laws of Portugal, and the Portuguese courts shall have jurisdiction in any proceedings arising therefrom.

This Prospectus is available to all persons concerned, for inspection, at the following locations:

- At the registered office of CSN and on its institutional website (www.csn.com.br);

- At the registered office of BES Investimento, Rua Alexandre Herculano, no. 38, in Lisbon;

- On CMVM website (www.cmvm.pt).

No other form of advertising was adopted.

Appendix I

Multiples of Comparable Companies

Companies selected as comparable to CIMPOR are presented in the corporate document “2009

- Interim Presentation” (exception made to Italcimenti, that was not included in the list due to the unavailability of data to calculate EV/EBITDA multiple in the source of data Bloomberg).

Comparable Companies	Country	EV / EBITDA
		2008	2009 E	2010 E	2011 E

Titan Cement Co. S.A.	Greece	7.2x	8.0x	7.1x	6.4x
Lafarge Sa	France	7.0x	8.5x	7.9x	7.1x
Holcim Ltd-Reg	Switzerland	7.7x	8.5x	7.7x	7.0x
Cemex Sab-Cpo	Mexico	7.4x	8.7x	7.9x	6.9x
Heidelbergcement Ag	Germany	6.6x	8.4x	7.4x	6.4x
Buzzi Unicem Spa	Italy	3.7x	6.1x	5.5x	4.7x
Crh Plc	Ireland	6.9x	9.8x	8.8x	7.8x
Adjusted Average (1)		7.0x	8.4x	7.6x	6.8x
Consideration Offered for CIMPOR (5.75 €/share)	Portugal	9.9x	9.5x	8.9x	8.2x
Implied Premium for the Consideration Offered (x)		2.8x	1.1x	1.3x	1.5x
Implied Premium for the Consideration Offered (%)		41%	13%	17%	22%

(1) Average excluding sample extreme values, i.e., maximum and minimum values.

Notes:

For the calculation of the Offer’s implied multiples the following formulas were used:

- EV (Enterprise Value) = Equity Value + Net Debt + Minority Interests – Investments in Associates
- Equity Value (market value of equity) = number of company’s shares * Consideration offered per share
- EBITDA = Net operating income + Depreciation and amortization + Provisions and impairment losses

Enterprise Value
Enterprise Value used for calculation of the implied multiples in the consideration offered for CIMPOR was € 5,784 million, calculated as follows:
(+) CIMPOR’s Equity Value: € 3,864 million (€ 5.75 per share * 672 million shares)
(+) Net Debt: € 1,810 million (CIMPOR’s interim report at September 30 2009)
(+) Minority Interests: € 193 million (average of minority interests’ market values according to analysts’ last research reports, see below note about EBITDA)
(-) Investments in Associates: € 83 million (CIMPOR’s interim report at September 30 2009)

EBITDA

CIMPOR’s consolidated EBITDA figures used for the period 2008-2011E for multiples calculation were based on the adjusted average estimates of the last research reports issue by analysts of investment banks before the Date of the Preliminary Announcement (except BNP Paribas which uses revised figures of its research report dated 21 December), which are presented in the following table:

Investment Bank	Date	EBITDA (€ Million)
		2008	2009E	2010E	2011E

BNP Paribas	21-Dec-09	586	604	639	673
BANIF	16-Dec-09	586	607	644	698
Caixa BI	14-Dec-09	586	602	647	713
Millennium IB	26-Nov-09	577	589	625	665
ES Investment	17-Nov-09	586	611	671	722
BPI	17-Nov-09	586	621	678	741

Adjusted Average (1)		586	606	650	702

(1) Average excluding sample extreme values, i.e., maximum and minimum values.

Multiples of comparable companies

Presented multiples of CIMPOR’s comparable companies were obtained from Bloomberg as of 18 December 2009 and calculated according to the following assumptions:

- Formulas as previously presented for the calculation of the Offer’s implied multiples;
- Enterprise Values based on (i) comparable companies’ closing price per share as of 18 December 2009; and (ii) Net Debt and other liabilities and assets using figures reported to 30 September 2009 (except CRH for which figures reported to 30 June 2009 were considered);
- EBITDA according to analysts’ average estimates as presented on Bloomberg’s consensus.

Industry’s Comparable Transactions’ Multiples

For the calculation of industry’s comparable transactions’ multiple EV/EBITDA were used cement industry’s multiples for transactions valued over € 1,000 million closed in the last 10 years, as presented in the following table:

Date	Acquirer	Comparable Transactions Target Company	Transaction Value (M€)	EV / EBITDA(1) Multiple

15-06-2009	Holcim Limited	Cemex Australia Pty Ltd	1,164	6.5x
10-12-2007	Lafarge SA	Orascom Construction Industries Cement Group	10,124	23.1x
15-05-2007	HeidelbergCement AG	Hanson Plc	13,336	11.8x
19-02-2007	Vulcan Materials Company	Florida Rock Industries Inc	3,366	11.1x
27-10-2006	Cemex, SA de CV	Rinker Group Limited	12,207	10.9x
21-08-2006	Oldcastle Materials Inc	Ashland Paving and Construction Inc (APAC)	1,009	5.9x
05-06-2006	Cementos Portland Valderrivas, SA	Corporacion Uniland SA	1,061	13.6x
06-02-2006	Lafarge SA	Lafarge North America Inc	2,479	7.8x
13-06-2005	Spohn Cement GmbH	HeidelbergCement AG	10,052	8.4x
20-01-2005	Holcim Limited	Aggregate Industries Limited	3,584	10.3x
27-09-2004	Cemex, SA de CV	RMC Group plc	4,663	6.9x
08-01-2001	Lafarge SA	Blue Circle Industries Plc	6,166	10.7x
29-09-2000	Cemex, SA de CV	Southdown Inc	3,252	6.9x
08-11-1999	RMC Group Plc	Rugby Group plc	1,515	11.1x
05-11-1999	Anglo American Plc	Tarmac Limited	2,687	8.9x
02-09-1999	Dyckerhoff AG	Lone Star Industries Inc	1,130	8.5x
Adjusted Average (2)				9.5x
18-12-2009	CSN	Consideration Offered for CIMPOR (5.75 €/share)	5,784	9.9x
Implied Premium for the Consideration Offered (x)				0.4x
Implied Premium for the Consideration Offered (%)				4%

(1) Historical EBITDA with the exception of the acquisition of Orascom Construction Industries Cement Group (“Orascom Cement”) by Lafarge, SA, where it was considered the EBITDA of the last 12 months prior to the announcement date since Orascom Cement had under construction a 50% increase in its capacity (between 2007 and 2010) with the consequent EBITDA increase.

(2) Average excluding sample extreme values, i.e., maximum and minimum values.
Source: Mergermarket (December 22nd 2009); CIMPOR’s interim report at September 30th 2009; Information of Securities and Exchange Commission (SEC)concerning the acquisition of Southdown Inc. by Cemex, S.A. de C.V.; Exchange rate $/€ as of September 29th 2000: 0.8765, according to Banco de Portugal; Orascom Construction Industries results presentation as of FYE 2006, 9M 2007 and FYE 2007; Exchange rate $/€ as of December 10th 2007: 1.4718, according to Banco de Portugal.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.